Atlas south sea pearl

ACN 009 220 053

30th August 2006

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: HALF YEAR ACCOUNTS and RESULTS FORECAST

The Company lodges its financial report for the six month period to 30th June 2006. The Directors are pleased to announce a pre tax profit of $2,030,946 and an after tax profit of $1,606,308 (6 months to 30th June 2005 - $464,940). This profit is the result of operating revenue of $5,395,993 (6 months to 30th June 2005 - $4,177,375) which is a 29% increase in turnover.

Atlas has sold pearls in excess of $3 million since 30th June 2006 placing the company in a good financial position for the balance of the year. The Company expects to sell at least another $3 million of pearls before the end of the financial year. This would see the full year revenue reach at least $11 million; a 12% increase on last year's result.

On the basis of achieving the revenue results above, the company anticipates paying a final dividend of at least 1.5 cents per share before the end of the year.

Yours faithfully

GEORGE SNOW
Chairman

CRP01 Half Yrly Report 06 final Aug2906.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

ATLAS SOUTH SEA PEARL LIMITED

(Formerly ATLAS PACIFIC LIMITED)

(A.B.N. 32 009 220 053)

AND ITS CONTROLLED ENTITIES

INTERIM FINANCIAL REPORT

30TH JUNE 2006

INDEX

1.	Directors' Report	1
	1.1. Director's Report	1
	1.2. Significant Changes	3
	1.3. Dividends	3
	1.4. Directors' Meetings	3
	1.5. Directors' Benefits	4
	1.6. Directors' Shareholdings	4
2.	Auditor's Independence Declaration	5
3.	Consolidated Income Statement	6
4.	Consolidated Balance Sheet	7
5.	Consolidated Statement of Changes in Equity	8
6.	Consolidated Cash Flow Statement	9
7.	Notes to the consolidated financial statements	10
8.	Directors' Declaration	20
9.	Independent review report to the members	21
10.	Appendix 4D information	22

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2006

The Directors present the financial report of Atlas South Sea Pearl Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities for the half year ended 30th June 2006 and the auditors report thereon.

DIRECTORS' REPORT

The Directors of the Company during or since the end of the half year are:

Name	Period of Directorship
George Robert Warwick Snow, B.Ec. *Chairman*	Director since 28 October 1997 Chairman since 28 July 2004
Stephen John Arrow *Non-Executive Director*	Director since 29 June 1999
Ian Mackenzie Murchison B.Comm, FCA, Dip. Naut. Sc. *Non-Executive Director*	Director since 28 July 2004
Stephen Paul Birkbeck *Non-Executive Director*	Director since 15 April 2005
Joseph James Uel Taylor, B.Sc. (Biology), Ph.D. *Managing Director*	Director since 13 September 2000

ACTIVITIES AND REVIEW OF OPERATIONS

The activity of the economic entity is the management of a pearl farming business located in Indonesia. There has been no significant change in the pearl farming activities of the economic entity since the last year end report. There has been some diversification of the economic entity's activities into jewellery manufacturing and retail of pearl products but this represents less than 5% of the total turnover and profit of the business at present.

1. Pearling Operations

a. Juvenile Oyster Production Results

The results from the North Bali (Penyabangan) and Lombok (Malaka) hatcheries were very pleasing. Survival rates in Penyabanangan have been high due to improved breeding and husbandry techniques and favourable climatic conditions during the 2005/06 spawning season.

Oysters have been successfully transported from the Penyabangan and Lombok grow-out sites to both Alyui, West Papua and Karang Asem, East Bali.

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2006


Bali Sea
Penyabangan
Karang
Asem
Malaka
LESSER SUNDA ISLANDS
BALI
Singaraja
Gilimanuk
Bubunan
Banjar
Tejakula
Mount Abang
Mount Agung 3142m
Negara
Penebel
Tembuku
Selat
Karangasem
Amed
Culik
Tabanan
Gianyar
Manggis
Goa Lavah
Denpasar
Toyapakeh
Legian Beach
NUSA PENIDA
NUSA DUA
Labuhanpoh
Bali International
Nusa
Lembongan
INDONESIA
Lombok
Strait
Salangan
Desaanyar
Lepelbang
Tanjung
MOUNT RINJANI
Mataram
Lombok
Kopeng
Praya
Lembar
NUSA TENGGARA BARAT
Blongas
Sunut
LOMBOK

b. Pearl Production Results

From January to June of 2006 almost 130,000 oysters were seeded at Alyui Bay, West Papua with an additional 20,000 oysters being seeded in Bali. The Company is very confident it will exceed its seeding target of 300,000 first operations for the full year. The Company has developed an operations site in the island of Nusa Lembongan off the south-east coats of Bali for the seeding of oysters that are later transferred to Karang Asem.

In addition to the first operations, we have slowly increased the number of oysters re-seeded after harvest using strict protocols. Results indicate that there are improvements in the quality of repeat seeded oysters compared with earlier years.


Alyui Bay, Waigeo
Island, Papua
Malaka, Lombok
Bali –
Penyabangan, N. Bali
Karang Asem, E. Bali
Nusa Lembongan, S.E. Bali
KALIMANTAN
Samarinda
Palu
Balikpapan
Gorontalo
Banjarmasin
Mamasa
Majene
Polewali
Parepare
Makassar
Java Sea
Kendari
INDONESIA
PACIFIC OCEAN
Ambon
Fakfak
PAPUA
MOLUCCAS
Banda Sea
Arafura Sea
Mataram
Denpasar
Raba
Ende
Waingapu
Waikabubak
Dili
EAST TIMOR
Kupang
LESSER SUNDA ISLANDS
Timor Sea
Darwin
AUSTRALIA
Microsoft® Encarta® Premium Suite 2003. © 1993-2002 Microsoft Corporation. All rights reserved.

There have been two harvests for the year at Alyui Bay with the production of over 150,000 pearls. The May/June harvest was the Company's largest single harvest. The Company expects to harvest another 60,000 oysters by the end of August.

c. By-product Results

In addition to being a pearl farm site, the new facility at Karang Asem in East Bali is used for the processing of oyster meat.

d. Retail Operations

In April 2006, a tourist attraction and retail centre was opened to the public on the island of Nusa Lembongan. Tourists travel to this island daily and an MOU was entered into with an international tour operator (Bali Hai Cruises) to establish a facility that provides guests with an insight into the operations of a pearl farm as well as an opportunity to purchase pearl product. A similar but smaller facility was established at the company's North Bali farm site in 2005.

The Company has started the design and manufacture of its own jewellery range for sale through its retail outlets.

e. Wholesale pearl sales

The Company continues to be represented by Pearl Autore International (PAI) as the sole agent for the international trading of our pearls. PAI's representation remains strong in United States, Europe and Asia.

2. Operating Environments

a. Socio-Political and Security situation

The Company remains vigilant in regard to the security of its personnel and assets in Indonesia. The security and economic risks of the country remain unchanged and the Company continues to monitor the potential affects of issues such as Bird Flu, HIV and terrorism.

As always, the Company continues to do its utmost to maintain good relations with local communities, regional and central government bodies and other stakeholders. Community initiatives have continued including the training of local people in the manufacture of handicrafts made from MOP and participation in environmental projects associated with coral reef restoration and the planting of mangroves to assist in the control of shore erosion.

b. Personnel

Employee numbers have remained relatively constant compared to last year. As at 30th June, Atlas South Sea Pearl and the Indonesian subsidiary PT Cendana Indopearls employed 449 people in Indonesia (June 2005 – 440) and 4 people in Australia (June 2005 – 5).

3. Profit Result

The Company announces an after tax profit of $1,606,308 (2005 - $464,940) for the six months to 30th June which was achieved on sales of $4,532,863 (2005 - $3,701,394). There has been an increase in sales revenue of $831,469 (22%) during the first six months of 2006 when compared to the corresponding period in 2005.

SIGNIFICANT CHANGES

There have been no significant changes in the state of affairs of the economic entity during the period.

DIVIDENDS

A dividend of 1.5 cents per share was paid on 26th June 2006. The total amount paid in this dividend was $1,359,069. Future dividends will be considered in light of available surplus cash.

DIRECTORS MEETINGS

The attendance at meetings of the Company's Directors including meetings of the Audit Committee is shown below:

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2006

Director	Period	Number of Directors Meetings		Audit Committee Meetings	
		Held	Attended	Held	Attended
G.R.W. Snow	01/01/06 - 30/06/06	5	5	1	1
S.J. Arrow	01/01/06 - 30/06/06	5	5	1	1
I.M. Murchison	01/01/06 - 30/06/06	5	5	1	1
S.P. Birkbeck	01/01/06 - 30/06/06	5	2	1	1
J.J.U. Taylor	01/01/06 - 30/06/06	5	5	1	1

As at the date of this report the economic entity has an audit committee which is made up of the non-executive members of the Board. The Directors have the right, in connection with their duty and responsibilities as directors, to seek independent professional advice at the Company's expense.

DIRECTORS' BENEFITS

Pursuant to an agreement with Arrow Pearling Company Pty Ltd, fees of $46,226 were charged to the Company during the half year which represents a royalty for training pearl technicians (six months to 30 June 2005 - $90,000). This agreement was entered into in March 1999 prior to Mr. Arrow becoming a board member and it was entered into on commercial terms.

Apart from the foregoing, since the previous financial year end, no Director of the Company has received or has become entitled to receive a benefit (other than the emoluments disclosed in the annual financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related company with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS SHAREHOLDINGS

The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance Corporations Act 2001, at the date of this report is as follows:

Current Holdings

	Ordinary Shares	
	Direct	**Indirect**
G.R.W. Snow	-	13,845,161
S.J. Arrow	-	1,952,934
I.M. Murchison	-	690,000
S.P. Birkbeck	-	790,000
J.J.U. Taylor	20,000	1,000,000

The auditors Independence declaration on page 6 forms part of the directors report for the half year ended 30th June 2006.

ON BEHALF OF THE BOARD

G.R.W. SNOW
Chairman
29th August 2006

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

30 August 2006

The Directors
Atlas South Sea Pearl Limited
PO Box 8015
SUBIACO WA 6008

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF ATLAS SOUTH SEA PEARLS LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

BDO
Chartered Accountants

S Andrawes
Partner

CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30TH JUNE 2006

	Note	Half Year 2006	Half Year 2005
		$	$
Revenue from sale of goods	2	4,532,863	3,701,394
Other income	2	863,130	475,981
Total revenue		5,395,993	4,177,375
Cost of goods sold		(1,671,827)	(2,256,739)
Marketing expenses		(518,406)	(366,358)
Administration expenses		(1,099,082)	(770,672)
Finance costs		(3,227)	-
Depreciation/amortisation expenses		(25,054)	(15,097)
Research & Development expenses		(12,500)	(50,00)
Other expenses		(34,951)	(54,310)
Profit/(loss) before income tax expense		2,030,946	664,199
Income tax expense		(424,639)	(199,259)
Profit/(loss) after income tax attributable to members of the parent entity		1,606,308	464,940
Overall Operations:			
Earnings per share for profit/(loss) attributable to ordinary equity holders of the Company:			
Basic earnings per share	3	1.82 cents	0.53 cents
Diluted earnings per share	3	1.82 cents	0.53 cents

The Income Statement is to be read in conjunction with the notes to and forming part of the half year financial report.

CONSOLIDATED BALANCE SHEET
AS AT 30TH JUNE 2006

	Note	30/06/06 $	31/12/05 $	30/06/05 $
CURRENT ASSETS				
Cash and cash equivalents		2,602,073	1,475,480	2,330,338
Trade and other receivables		2,404,047	4,301,651	3,022,067
Derivative financial instruments	4	4,061,782	5,631,149	4,088,964
Inventories		3,844,744	1,262,890	885,319
Biological assets	5	1,247,469	4,176,109	1,401,419
Other financial assets		123,025	-	-
Total Current Assets		14,283,140	16,847,279	11,728,107
NON-CURRENT ASSETS				
Inventories		81,390	114,630	184,809
Biological assets	5	7,493,932	5,175,725	7,366,715
Property, plant and equipment		2,556,850	2,123,684	1,842,728
Deferred tax asset		166,785	249,050	34,107
Total Non-Current Assets		10,298,957	7,663,089	9,428,359
Total Assets		24,582,097	24,510,368	21,156,466
CURRENT LIABILITIES				
Trade and other payables		699,461	682,975	559,902
Short-term borrowings		19,857	79,428	-
Derivative financial instruments	4	3,900,187	5,675,533	4,028,251
Current tax liabilities		399,956	203,120	247,320
Short-term provisions		73,731	66,611	103,570
Total Current Liabilities		5,093,192	6,707,667	4,939,043
NON-CURRENT LIABILITIES				
Deferred tax liability		4,132	4,132	112
Long-term provisions		171,721	164,928	-
Total Non-Current Liabilities		175,853	169,060	112
Total Liabilities		5,269,045	6,876,727	4,939,155
Net Assets		19,313,052	17,633,641	16,217,311
Equity				
Issued capital	9	19,661,092	18,849,092	18,849,092
Foreign currency translation reserve		(3,938,874)	(4,559,049)	(4,955,155)
Retained earnings		3,590,834	3,343,598	2,323,374
Total Shareholders Equity		19,313,052	17,633,641	16,217,311

The Balance Sheet is to be read in conjunction with the notes to and forming part of the half year financial report.

CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30TH JUNE 2006

	Note	Half Year 2006	Half Year 2005
		$	$
Revenue from sale of goods	2	4,532,863	3,701,394
Other income	2	863,130	475,981
Total revenue		5,395,993	4,177,375
Cost of goods sold		(1,671,827)	(2,256,739)
Marketing expenses		(518,406)	(366,358)
Administration expenses		(1,099,082)	(770,672)
Finance costs		(3,227)	-
Depreciation/amortisation expenses		(25,054)	(15,097)
Research & Development expenses		(12,500)	(50,00)
Other expenses		(34,951)	(54,310)
Profit/(loss) before income tax expense		2,030,946	664,199
Income tax expense		(424,639)	(199,259)
Profit/(loss) after income tax attributable to members of the parent entity		1,606,308	464,940
Overall Operations:			
Earnings per share for profit/(loss) attributable to ordinary equity holders of the Company:			
Basic earnings per share	3	1.82 cents	0.53 cents
Diluted earnings per share	3	1.82 cents	0.53 cents

The Income Statement is to be read in conjunction with the notes to and forming part of the half year financial report.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30TH JUNE 2006

	Note	Half Year 2006 $	2005 $
Cash flows from operating activities			
Proceeds from pearl and oyster sales		6,955,210	2,711,006
Proceeds from other operating activities		130,917	146,060
Interest received		47,948	33,037
Payments to suppliers		(3,491,709)	(3,257,773)
Income tax paid		(440,723)	(202,305)
Net cash inflow/(outflow) from operating activities		3,201,643	(569,975)
Cash flows from investing activities			
Payments for property, plant and equipment		(672,297)	(311,522)
Net cash inflow/(outflow) from investing activities		(672,297)	(311,522)
Cash flows from financing activities			-
Dividends paid		(1,359,068)	-
Repayment of borrowings		(59,571)	-
Net cash inflow/(outflow) from financing activities		(1,418,640)	-
Net increase/(decrease) in cash held		1,110,706	(881,497)
Cash at the beginning of the half-year		1,475,480	3,208,996
Effects of exchange rate changes on cash and cash equivalents		15,887	2,839
Cash at the end of the half-year		2,602,073	2,330,338

Non cash transactions
Nil

The statement of cash flows is to be read in conjunction with the notes to and forming part of the half year financial report.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the interim half-year reporting period ended 30th June 2006 has been prepared in accordance with the *Corporations Act* 2001 and Australian Accounting Standard AASB 134 *Interim Financial Reporting*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 31st December 2005 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

1.1 Principles of consolidation

The financial statements of the economic entity comprise consolidated accounts of Atlas South Sea Pearl Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

1.2 Income tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted at the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefit brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.3 Inventories

(a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.
(b) Nuclei - quantities on hand at the year end are valued at cost.
(c) Oysters – refer note 1.4 (Biological assets)

1.4 Biological assets

The economic entity has applied AASB141 *Agriculture*. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognised as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognised when it can be measured reliably.

Oysters are living organisms which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the Biological assets that are held by the economic entity as at 30 June 2006 are provided at Note 5.

1.5 Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are shown at their fair value (being the amount for which an asset could be exchanged between knowledgeable willing parties in an arms length transaction), based on periodic valuations by external independent valuers, less subsequent depreciation for buildings.

Leasehold property is shown at cost and amortised over the shorter of the term of the unexpired lease on the property or the estimated useful life of the improvements on the property.

Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying value of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these assets which is assessed on the basis of the expected net cash flows that will be received from the assets employed and subsequent disposal.

The cost of fixed assets constructed within the economic entity includes the cost of materials and direct labour. Repairs and maintenance carried out on the assets are expensed unless there is a future economic benefit that will flow to the group which can be reliably measured, in which case the value of the asset is increased.

Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	**Depreciation rate**	
	2006	2005
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

1.6 Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses to the income statement in the period in which they are incurred.

1.7 Financial instruments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

a) Financial assets at fair value through profit or loss

A financial asset or financial liability at fair value through profit and loss is a financial asset or financial liability that meets the following condition.

Upon initial recognition it is designated by the entity as at fair value through profit or loss. An entity may use this designation only when permitted by AASB139 Recognition and Measurement of Financial Assets or when doing so results in more relevant information, because either:

- It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as "an accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or
- A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity's key management personnel.

Derivatives are also categorised as financial assets at fair value through profit or loss unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

b) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

d) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

e) Recognition

Purchases and sales of investments are recognised on trade-date, the date on which the Economic Entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are

derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Economic Entity has transferred substantially all the risks and rewards of ownership.

f) Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

g) Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

h) Impairment

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

i) Fair value

Valuation techniques are applied to determine the fair value of all unlisted securities, including arms length transactions, reference to similar instruments and option pricing models.

j) Investment in subsidiaries

Investments in subsidiaries are recognised in the financial statements at the cost method less impairment losses as they are unquoted investments.

1.8 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

1.9 Foreign currency translations

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Australian dollars, which is Atlas South Sea Pearl Ltd's functional and presentation currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

c) Group Companies

The results and financial position of all group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates; and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportional share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

1.10 Employee benefits

Provision is made for the economic entity's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

The cost of providing defined benefits is determined using the projected unit credit method. Actuarial valuations are undertaken periodically to measure the liability to economic entity of the defined benefits that are required to be met by law.

1.11 Provisions

Provisions for legal claims are recognised when: the Economic Entity has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably measured.

1.12 Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

1.13 Revenue recognition

a) Sales Revenue

Sales revenue is recognised when it is earned from the sale of products or services to entities outside the consolidated Group. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable;

b) Interest Income

Interest income is recognised as it accrues.

c) Asset Sales Revenue

Revenue from asset sales comprises the net proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.14 Earnings Per Share

(a) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(b) Diluted earnings per share

Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1.15 Segment Reporting

Segment revenues and expenses are those directly attributable to the segment and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a

segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Whilst most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income tax.

Inter-segment Transfers – Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.16 Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

1.17 Critical accounting estimates and adjustments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and the best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key estimates – Impairment
The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

A reference to Dollars or $ means Australian Dollars.

		Half Year	
		2006	2005
		$	$
2	**Revenue from ordinary activities**		
	Revenue from operating activities		
	Sales revenue	4,532,863	3,701,394
	Interest received- other parties	50,911	32,664
	Net foreign exchange gain	812,219	274,905
	Total other revenues	-	155,288
		5,395,993	4,164,251
	Revenue from outside operating activities		
	Property rental	-	13,124
	Total revenue	5,395,993	4,177,375

3 EARNINGS PER SHARE

	2006	2005
	cents	cents
Basic earnings/(loss) per share	1.82	0.53
Diluted earnings per share	1.82	0.53
	No.	No.
Weighted average number of ordinary share outstanding during the year used for calculation of basic earnings per share	88,274,342	87,810,254
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	88,274,342	87,810,254

4 FINANCIAL INSTRUMENTS

Derivative financial instruments represent to foreign currency hedging that is in place to manage risk relating to the Company's exposure to foreign currencies. Under AASB 139, derivative financial instruments are measured at fair value at the reporting date. Gains and losses resulting from changes to fair value are taken to the income statement unless they are designated as effective hedges, in which case the difference is taken directly to equity. .The economic entity held a number of forward exchange contracts and options at 30 June 2006. None of the contracts held by the economic entity are classified as effective hedges under the standard.

5 BIOLOGICAL ASSETS

	Half Year	
	2006	**2005**
	$	**$**
Current		
Oysters	1,247,469	1,401,419
Non-Current		
Oysters	7,493,932	7,366,715
Total Biological Assets	8,741,401	8,768,134

The details of the Biological Assets that are held by the economic entity as at year end are as follows:

Nature of Biological Assets:- **Oysters (*Pinctada Maxima*)**		
	No.	**No.**
Held within the economic entities operations:		
Juvenile oysters which are not seeded	898,564	801,595
Seeded oysters	585,718	487,694
Other oysters used for brood-stock, saibo tissue and research	8,126	3,785
Economic entities share held within joint operations:		
Seeded oysters	Nil	56,967
	1,492,408	1,350,041
Change increment in net market value during the 6 months to 30 June	$nil	$nil

6 DIVIDENDS

	$	$
Distributions paid – Ordinary Shares		
Fully franked ordinary dividend declared on 30th May 2006 of 1.5 cents (2005 – nil) per share franked at a tax rate of 30%	1,359,069	-

7 SEGMENT REPORTING

(a) Business

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical

	Indonesia	Australia	Eliminations	Total
30/06/2006	$	$	$	$
Revenue				
External segment revenue	54,199	4,347,448		4,401,647
Inter-segment revenue	3,069,625	0	(2,938,409)	131,216
Total segment revenue	3,123,824	4,347,448	(2,938,409)	4,532,863
Other unallocated revenue	(330,993)	803,376	390,748	863,130
Total Revenue				5,395,993
Result				
Segment Results	124,150	1,068,974	12,870	1,205,994
Unallocated corporate revenue/(expenses)				824,952
Profit from ordinary activities before income tax				2,030,946
Income tax expense				(424,638)
Net Profit				1,606,308

30/06/2005	Indonesia	Australia	Eliminations	Total
Revenue	$	$	$	$
External segment revenue	286,793	3,383,699	-	3,670,492
Inter-segment revenue	2,227,045	-	(2,196,143)	30,902
Total segment revenue	2,513,838	3,383,699	(2,196,143)	3,701,394
Other unallocated revenue				475,981
Total Revenue				4,177,375
Result				
Segment Results	205,661	55,054	33,669	294,384
Unallocated corporate expenses				369,815
Profit from ordinary activities before income tax				664,199
Income tax refund/(expense)				(199,259)
Net Profit				464,940

8 CONTINGENT LIABILITIES

There has been no change in contingent liabilities since the last annual reporting date.

9 ISSUED CAPITAL

	Half Year	
	2006	2005
	$	$
90,610,254 (2005 - 87,810,254) fully paid ordinary shares	19,661,092	18,849,092

	No.	No.
Number of shares on issue at the beginning of the reporting period	87,810,254	87,810,254
Shares issued under Employee Share Plan	2,800,000	-
Number of share on issue at the end of the reporting period	90,610,254	87,810,254

10 POST BALANCE DATE EVENTS

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges. There have been no significant post balance date events.

DIRECTORS DECLARATION

The Directors declare that the financial statements and notes set out on pages 6 to 19:

(a) comply with Accounting Standards AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 30th June 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date;

In the Directors opinion there are reasonable grounds to believe that Atlas South Sea Pearl Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

G.R.W. SNOW
Chairman

Perth, Western Australia
29th August 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF ATLAS SOUTH SEA PEARL LIMITED

Scope

We have reviewed the financial report comprising the Income Statement, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes and Directors' Declaration of Atlas South Sea Pearl Limited for the half-year ended 30 June 2006. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Atlas South Sea Pearl Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the disclosing entity's financial position as at 30 June 2006 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

BDO
Chartered Accountants

S Andrawes
Partner

Perth, Western Australia
Dated this 30th day of August 2006

ATLAS SOUTH SEA PEARL AND ITS CONTROLLED ENTITTES

RESULTS FOR ANOUNCEMENT TO THE MARKET
AS PER APPENDIX 4D
AUSTRALIAN STOCK EXCHANGE LISTING RULES

FOR THE HALF YEAR ENDED 30TH JUNE 2006

1 The reporting period and the previous corresponding period as detailed in this financial statement are 30th June 2006 and 30th June 2005 respectively

		2006	2005	% Change	Up/Down
2	Key Financial Data				
2.1	Revenue [a]	5,395,993	4,177,375	29%	Up
2.2	Profit/(loss)from ordinary activities after tax attributable to members [b]	1,606,308	464,940	245%	Up
2.3	Net profit/(loss) attributable to members [b]	1,606,308	464,940	245%	Up

2.4 Dividends [c]

	2006	2005
Interim dividend		
Amount per share	1.50 cents	Nil
Franking percentage	100%	N/A
Date paid	26/06/06	N/A
Final Dividend		
Amount per share	N/A	1.00 cents
Franking percentage	N/A	100%
Date paid	N/A	29/12/05

Explanation of 2.1 o 2.4

a) Revenue has increased due to a higher number of pearls being sold in the first six months of 2006 (61,116) compared to the same period in 2005 (57,956). The pearls sold in the first six months of 2006 have had a higher unit value ($71.13) than goods sold in the corresponding period in 2005 ($58.04/piece)

b) Net profit has increased due to an increase in revenue from pearl sales and a reduction in the cost of goods sold. Unit cost of production has decreased due to a significant improvement in economies of scale. Production volume has increased while operating costs have remained relatively stable.

c) An interim dividend was declared in May 2006 and paid on 26th June 2006 as a result of surplus cash reserves being available and sales expectations being on target for 2006.

3 Net Tangible Assets

	Consolidated	
	2006	**2005**
Net tangible assets	19,313,052	16,217,311
Ordinary Shares	90,610,254	87,810,254
Net tangible assets per ordinary share	0.21 cents	0.18 cents

4 Control was neither gained nor lost over any related party during the six months to 30th June 2006